UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-41815

AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-Upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Enclosure: AngloGold Ashanti plc Provides Corporate Restructuring Update

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration number: 14654651
LEI No.: 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”)

AngloGold Ashanti plc Provides Corporate Restructuring Update

(PRESS RELEASE) – AngloGold Ashanti plc (“AGA”) has completed a corporate restructuring resulting in a corporate domicile in the United Kingdom, and a change of its primary listing from the Johannesburg Stock Exchange (“JSE”) to the New York Stock Exchange (“NYSE”). The company, which now has its group headquarters in Denver, retains secondary listings on the JSE and the Ghana Stock Exchange (“GSE”).

Transaction Payment Update

As disclosed in its initial announcement of the restructuring, on 12 May of this year, the restructuring attracted various tax payments in South Africa and Australia. These tax payments have now been determined at about $286m, following the successful conclusion of the corporate restructuring transaction. The detailed breakdown of the estimated total amount is provided below.

AGA has a robust balance sheet, with strong liquidity, low leverage and no near-term maturities, and will fund the tax payments from internal sources.

The tax amounts, calculated based on market prices on 22 September of this year at a closing share price of $18.15, shares in issue of 419,685,792, and a closing market capitalisation on the NYSE of $7.6bn, are listed below. Please note that final US dollar amounts of tax payments in South Africa may vary based on foreign exchange rates at the time payment is made in rands.

In South Africa:

●	Dividend Withholding Tax:	R4.18bn or $221m	(payable on or about 31 October)
●	Securities Transfer Tax:	R351m or $19m	(payable on or about 13 October)

In Australia

●	Estimated Landholder Duties:	$46m	(payable in Q1 2024)

Reporting Update

AGA qualifies as a foreign private issuer (“FPI”) in the United States for purposes of the Securities Exchange Act of 1934, as amended ( the “Exchange Act”) and is filing annual reports on Form 20-F and current reports on Form 6-K with the United States Securities and Exchange Commission (“SEC”).

AGA plans to voluntarily file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC instead of filing on the reporting forms available to FPIs starting with the 10-Q filing for the second quarter of 2024.

Prior to voluntarily filing on forms that are available to U.S. domestic issuers, AGA will file its annual report for 2023 on Form 20-F and will only provide production information for each mine and major project updates in its reports for the third quarter of 2023 and the first quarter of 2024. We expect to release full year results for 2023 with detailed financial and operating information in February 2024.

ENDS

9 October 2023
Denver

CONTACTS

Media
Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors
Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, are forward-looking statements regarding AngloGold Ashanti plc’s (“AngloGold Ashanti”) financial reports, operations, economic performance and financial condition. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planning”, “could”, “may”, “would”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (“SEC”) and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results or actions to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results or actions. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc
Date: October 10, 2023

	By:	/s/ Lizelle Marwick
		Name:	Lizelle Marwick
		Title:	Chief Legal Officer